UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

FORM 11-K
__________________________________________

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to_______

Commission File Number 001-08052
__________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(K) PROFIT SHARING PLAN
3700 South Stonebridge Drive
McKinney, Texas 75070
469-680-4169
__________________________________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GLOBE LIFE INC.
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000

__________________________________________

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
For the years ended December 31, 2024 and 2023

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of American Income Life Insurance Company Exempt Employees 401(K) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of American Income Life Insurance Company Exempt Employees 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
June 26, 2025

We have served as the auditor of the Plan since 2024.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
For the years ended December 31, 2024 and 2023
Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets:
Investments, at fair value:
Globe Life Inc. common stock	$30,920	$29,213
Mutual funds	19,605,286	17,944,709
Short-term investments	170,046	889
	19,806,252	17,974,811
Investments, at contract value:
Insurance company general account fund	3,678,378	4,043,533
Total investments	23,484,630	22,018,344

Notes receivable from participants	447,548	367,911
Employee contribution receivable	—	28,211
Employer contribution receivable	433,664	446,755
Total assets	24,365,842	22,861,221

Net assets available for benefits	$24,365,842	$22,861,221

The accompanying notes are an integral part of these financial statements.
See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
For the years ended December 31, 2024 and 2023
Statements of Changes in Net Assets Available for Benefits

	2024	2023
Investment income:
Dividends on investments	$755,737	$517,242
Interest income	91,387	86,389
Total investment income	847,124	603,631

Net appreciation (depreciation) in fair value of investments	1,726,624	2,114,876

Contributions:
Participant contributions	931,827	949,461
Rollover contributions	617,157	1,929
Employer contributions	1,212,305	1,267,290
Total contributions	2,761,289	2,218,680

Interest income—notes receivable from participants	44,517	18,689
Total additions	5,379,554	4,955,876

Deductions:
Benefits paid to participants	3,829,230	1,779,509
Administrative expenses	45,703	30,569
Total deductions	3,874,933	1,810,078

Net increase (decrease) in net assets	1,504,621	3,145,798

Net assets available for benefits:
Beginning of plan year	22,861,221	19,715,423
End of plan year	$24,365,842	$22,861,221

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2024 and 2023

NOTE A—DESCRIPTION OF PLAN

The American Income Life Insurance Company Exempt Employees 401(k) Profit Sharing Plan (the “Plan”) was adopted and began operations on January 1, 1965 by American Income Life Insurance Company (“American Income”).

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration

The Plan is administered by American Income (the "Plan Administrator"). The duties of the Plan Administrator are to oversee the operations and administration of the Plan in accordance with the specific terms of the Plan, provide for prudent investment of Plan assets, and keeping accurate records and reports. Accordingly, the Plan Administrator has been granted discretionary authority concerning investment and management activities.

The daily operations and record keeping of the Plan are monitored and performed by a third party record keeper. Fidelity Workplace Services ("Fidelity") became the Plan's record keeper on December 16, 2024. The Plan's previous record keeper was Empower Retirement, LLC ("Empower"). The Plan's trustees, Great West Trust Company and Fidelity Management Trust Company, are responsible for the custody and management of the Plan's assets. Fidelity Management Trust Company is the Plan's custodian as of December 16, 2024, however, Great West Trust Company will remain the trustee of the insurance company general account fund until May 2026.

Participating Employers

At the end of 2024 and 2023, the following companies were participating employers in the Plan:

•American Income Life Insurance Company, “American Income”, (Waco, Texas)
•National Income Life Insurance Company, "National Income", (Liverpool, New York)

All participating employers are either direct or indirect wholly-owned subsidiaries of Globe Life.

Participant Contributions

An employee is eligible to participate in the Plan on the date coincident with their date of hire. Upon entry, eligible employees can contribute up to 60% of their annual pre-tax compensation, subject to certain limitations, and can direct the investment in their participant accounts. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans.

For any employee who becomes an eligible employee on or after January 1, 2022 and does not affirmatively elect otherwise, that employee will be automatically enrolled with salary deferrals of 3% upon the date coincident with the employee's one year anniversary from their date of hire. That amount will increase by 1% each Plan Year until the amount reaches 6% of compensation. These increases are effective the first day of the Plan Year following enrollment.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2024 and 2023

NOTE A—DESCRIPTION OF PLAN (Continued)

Participating Employer Contributions

Effective January 1, 2022, the Plan was amended to add a safe harbor matching contribution. Participating employers contribute to the Plan out of their current or accumulated earnings for the year for an amount equal to 100% of the participant’s contribution of the first 1% of compensation and 50% of a participant’s contributions of the next 5% of a participant’s compensation (limited to 6% of participant’s compensation). Participating employer contributions commence on the date coincident with the employee’s one year anniversary from their date of hire.

An employee is eligible for non-elective discretionary contributions on the one year anniversary of their date of hire with a plan entry date of either January 1 or July 1. For eligible employees, the Company contributed a discretionary employer contribution of 6% of each eligible employee’s annual compensation for 2024 and 2023. This annual discretionary contribution may be adjusted at the option of the Board of Directors of American Income. Additionally, any unallocated forfeitures may be added to the discretionary employer contribution and allocated in the same manner to the participants' accounts.

Excess contributions are returned to certain active participants to satisfy certain nondiscrimination provisions of the Plan and are reflected within benefits paid to participants in the accompanying statements of changes in net assets available for benefits.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s discretionary and matching contributions, allocation of forfeitures, and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

At termination of employment, participants may withdraw all of their participant accounts and the vested portion of their employer accounts. Participants may make non-emergency, in-service withdrawals of all or a portion of their after-tax participant account and all or a portion of their after-tax employer account, if fully vested. Withdrawals prior to termination of employment are also allowed under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59½ for any reason.

Notes Receivable from Participants

Any actively employed participant may apply for a general purpose Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan is made or (b) 50% of the participant’s vested account balance. A participant may take more than one loan per calendar year, but may only have one loan outstanding at a time. Loans are secured by the participants’ account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published by Reuters on the first business day of the month before the loan is originated plus 1%. Interest rates for participant loans range from 4.25% to 9.50% with maturity dates through December 2028.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2024 and 2023

NOTE A—DESCRIPTION OF PLAN (Continued)

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. The participant’s employer accounts are vested in accordance with the following schedules:

Discretionary Employer Contributions
Years of Credited Service	Applicable Non-Forfeitable Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Safe Harbor Employer Matching Contributions
Years of Credited Service	Applicable Non-Forfeitable Percentage
Less than 2	0%
2 or more	100%

Termination of the Plan

Although it has expressed no intent to do so, American Income has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in their employer contribution account.

Forfeitures

If an employee incurs five consecutive “one year breaks in service” for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures may be allocated to participants as an additional discretionary employer contribution, or, effective January 1, 2022, may also be used to reduce the employer match or pay plan expenses. The Plan had unallocated forfeitures of $37,857 and $28,180 at December 31, 2024 and 2023, respectively.

The Plan allocated forfeitures of $20,306 and $15,641 to participant accounts as an additional discretionary employer contribution for the years ended December 31, 2024 and 2023, respectively. The Plan applied forfeitures to reduce employer contributions of $11,951 for the year ended December 31, 2024 and $66,243 for the year ended December 31, 2023.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2024 and 2023

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP, under the guidance issued by the Financial Accounting Standards Board (FASB), require the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Valuation of Investments

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and municipalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in mutual funds are recorded at the fair value of the underlying investments. The Plan also offers an investment in the sponsor’s common stock.

The Plan’s investments are stated at fair value, except for a fully benefit-responsive guaranteed investment contract which is reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan offers an investment in a general account fund of Empower. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Empower. Contract value is equal to contributions received plus interest credited, less payments, withdrawals, or transfers. The interest rate credited on the general account fund varies based on a formula determined by Empower, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited for 2024 and 2023 was 2.41% and 2.23%, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. Empower may not terminate the contract at any amount less than contract value.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer, such as Plan termination, merger, or bankruptcy of the plan sponsor.

Investment Income

Dividend and interest income is recorded as earned. Globe Life Inc. dividends are earned on the ex-dividend date.

Realized gains and losses from sales of investments are calculated on the average cost basis. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.
See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2024 and 2023

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants' account balances and the amounts reported in the financial statements.

Market conditions could result in an unusually high degree of volatility and increase the risks and may affect the short term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements. Because the values of individual investments fluctuate with market conditions, the amount of gains or losses that will be recognized in subsequent periods, if any, cannot be determined.

Concentrations of Investments

Included in investments at December 31, 2024 and 2023, are shares of the Plan sponsor’s common stock of $30,920 and $29,213, respectively. This investment represents 0.1% of total investments at December 31, 2024 and 2023.
.
Contributions

Employee contributions and employer matching contributions are recorded when withheld.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions due to participants as of December 31, 2024 and 2023.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the plan administrator deems the loan to be in default, the loan balance is reduced and a benefit payment recorded. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefit Payment Provisions

Benefits are recorded when paid. Participants are charged a variety of fees ranging for processing a loan, distributions, withdrawals, non-emergency in-service; age 59 ½; or hardship withdrawals. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in “Benefits paid to participants.”

Administrative Expenses

Some of the administrative expenses of the Plan are paid by American Income and its affiliates. Quarterly maintenance and transactional fees are deducted from participants' accounts. The Plan has no obligation to reimburse the administrative expenses paid on its behalf.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2024 and 2023

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Taxes

Effective April 19, 2021, American Income adopted the amended and restated Great West Trust Company Defined Contribution Pre-Approved Plan. Effective December 16, 2024, American Income adopted the Fidelity Basic Plan document No. 17. The IRS has issued opinion letters stating that the Great West Trust Company Defined Contribution Pre-Approved Plan and the Fidelity Basic Plan Document No. 17 are acceptable under Section 401(a) of the IRC for use by employers for the benefit of their employees dated November 14, 2022 and June 30, 2020, respectively. American Income is relying on the opinion letter (in accordance with Announcement 2017-41) that the Plan meets the qualification requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE C—FAIR VALUE MEASUREMENTS

U.S. GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1—inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2—inputs to the valuation methodology include:

•quoted prices for similar assets or liabilities in active markets;

•quoted prices for identical or similar assets or liabilities in inactive markets;

•inputs other than quoted prices that are observable for the asset or liability;

•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

    Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2024 and 2023

NOTE C—FAIR VALUE MEASUREMENTS (Continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2024 and 2023.

Common stocks—Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds—Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (SEC). These mutual funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are actively traded.

Short term investments—Valued at the NAV of shares by the Plan at year end.

The methods previously described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2024 and 2023:

2024
	Level 1	Level 2	Level 3	Total
Common stocks	$30,920	$—	$—	$30,920
Mutual funds	19,605,286	—	—	19,605,286
Short-term investments	170,046	—	—	170,046
Total investments, at fair value	$19,806,252	$—	$—	$19,806,252

2023
	Level 1	Level 2	Level 3	Total
Common stocks	$29,213	$—	$—	$29,213
Mutual funds	17,944,709	—	—	17,944,709
Short-term investments	889	—	—	889
Total investments, at fair value	$17,974,811	$—	$—	$17,974,811

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2024 and 2023

NOTE D—RELATED PARTY TRANSACTIONS AND EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Globe Life common stock. Globe Life is the Plan sponsor and Empower and subsequently Fidelity are the trustee and recordkeeper, as defined by the Plan. The Plan also allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including Globe Life. These transactions, including purchases and sales are based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Globe Life common stock are deposited in an interest-bearing short-term fund. These monies were deposited in the Federated Government Obligations Fund for the years ended December 31, 2024 and 2023. The Plan also issues loans to participants, which are secured by the vested balances in the participants’ accounts.

Certain Plan investments include shares of mutual funds and an insurance company general account fund managed by Empower Retirement through December 15, 2024 and subsequently managed by Fidelity. Therefore, these transactions qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

The Plan issues loans to participants under the deferred arrangement portion of the Plan, which are secured by the vested balances in the participants’ accounts.

Administrative revenues arise when investment managers return a portion of the investment fees to the trustee to offset the administrative expenses. Any excess resulting from this revenue sharing is credited back to participants on a pro rata basis for selected investments. Revenue sharing was applicable through December 15, 2024 but is no longer applicable under the new trustee, Fidelity, effective December 16, 2024.

Certain plan investments are shares of Globe Life Inc. common stock valued at $30,920 as of December 31, 2024, with a cost basis of $24,507.

During the year ended December 31, 2024, purchases of Globe Life Inc. shares by the Plan totaled $37,175 and sales of Globe Life Inc. shares by the Plan totaled $33,988. The Plan recorded dividend income of $319 during the year ended December 31, 2024.

NOTE E—PLAN AMENDMENTS AND CHANGES IN PLAN OPERATIONS

Effective August 13, 2024, the Plan document was amended for the inclusion of bonus compensation in pre-tax compensation eligible for contributions as well as the inclusion of bonus compensation for matching contributions retroactive to November 1, 2017 and January 1, 2022, respectively.

See Report of Independent Registered Public Accounting Firm.

SUPPLEMENTAL INFORMATION

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
December 31, 2024

Schedule H, Part IV, Line 4i
Schedule of Assets (Held at the End of the Year)
E.I.N. 74-1365936
Plan Number 001

	Identity of Issuer	Description of Investment	Cost	Current Value
*	Globe Life Inc.	$1 par value of common stock	**	$30,920

	Fidelity Retirement:	Mutual Funds:
	American Funds	American Funds 2010 Trgt Date Retire R6	**	9,267
	American Funds	American Funds 2015 Trgt Date Retire R6	**	163,142
	American Funds	American Funds 2020 Trgt Date Retire R6	**	1,815,406
	American Funds	American Funds 2025 Trgt Date Retire R6	**	631,377
	American Funds	American Funds 2030 Trgt Date Retire R6	**	1,109,691
	American Funds	American Funds 2035 Trgt Date Retire R6	**	859,295
	American Funds	American Funds 2040 Trgt Date Retire R6	**	2,379,982
	American Funds	American Funds 2045 Trgt Date Retire R6	**	1,216,603
	American Funds	American Funds 2050 Trgt Date Retire R6	**	1,357,771
	American Funds	American Funds 2055 Trgt Date Retire R6	**	349,171
	American Funds	American Funds 2060 Trgt Date Retire R6	**	194,344
	American Funds	American Funds New World R6	**	536
	American Funds	American Funds FD America R6		922,987
	American Funds	American Funds Income Fund of America R6	**	155,756
	Hartford Funds	Hartford International Opportunities R6	**	121,656
	Dimensional Fund Advisors	Vanguard Developed Markets Index ADMIRALVTMGX	**	723,150
	Vanguard	Vanguard Emerging Markets Stock IDX ADM	**	263,309
	Black Rock	Blackrock Health Sciences Opps K	**	186,140
	T. Rowe Price	T. Rowe Price Science & Tech I	**	191,537
	AllianceBernstein	AB Small Cap Growth Z	**	28,869
	DFA	DFA US Targeted Value I	**	93,274
	Vanguard	Vanguard Small Cap Index ADM	**	505,925
	T. Rowe Price	T. Rowe Price Diversified Mid Cap GR I	**	137,335
	Vanguard	Vanguard Mid Cap Index ADM	**	309,215
	Vanguard	Vanguard Selected Value INV	**	23,723
	Diamond Hill Funds	Diamond Hill Large Cap Y	**	235,800
	T. Rowe Price	T. Rowe Price Blue Chip Growth I	**	1,565,495
	Vanguard	Vanguard 500 Index Admiral	**	2,653,518
	Metropolitan West Funds	Metropolitan West Total Return Bond PLANMWTSX	**	454,726
	PGIM	PGIM High Yield R6	**	261,196
	Vanguard	Vanguard Total Bond Market Index ADM	**	685,090
				19,605,286
		Short-Term Investments:
*	Fidelity	Fidelity STIF	**	113,789
*	Fidelity	FIMM Government CL I	**	56,257
				170,046
		Insurance Company General Account Fund:
*	Empower Annuity Insurance Company of America	Empower Investments Fixed Account - Series Class V	**	3,678,378
				23,484,630
		Notes Receivable from Participants:
*	Participant Loans	Interest rates of 4.25% to 9.50%, maturing through December 2028	$—	447,548
				$23,932,178
*	Indicates a party-in-interest to the Plan
**	Cost is omitted when reporting investments that are participant directed

Index of Exhibits

99.1    Consent of Deloitte & Touche LLP to the incorporation by reference of their independent registered public accounting firm report dated June 26, 2025, into Form S-8 Registration Statement No. 333-225992.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Income Life Insurance Company
Exempt Employees 401(k) Profit Sharing Plan

By: /s/ Thomas P. Kalmbach
Thomas P. Kalmbach, Member
Plan Administrative Committee

By: /s/ Debbie K. Gamble
Debbie K. Gamble, Member
Plan Administrative Committee

By: /s/ Melissa A. Guest
Melissa A. Guest, Member
Plan Administrative Committee

By: /s/ Travis W. Korth
Travis W. Korth, Member
Plan Administrative Committee

By: /s/ Alice A. Lowry
Alice A. Lowry, Member
Plan Administrative Committee

By: /s/ John O. Norton
John O. Norton, Member
Plan Administrative Committee

By: /s/ Dana S. Sigler
Dana S. Sigler, Member
Plan Administrative Committee

By: /s/ Dolores L. Skarjune
Dolores L. Skarjune, Member
Plan Administrative Committee

Date: June 26, 2025